Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report relating to the financial statements and financial statement schedule of Orient-Express Hotels Ltd. and subsidiaries dated March 1, 2007, which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 2 to the Annual Report on Form 10-K of Orient-Express Express Hotels Ltd. and subsidiaries for the year ended December 31, 2006, and our report relating to management’s report on the effectiveness of internal control over financial reporting dated March 1, 2007 appearing in the Annual Report on Form 10-K of Orient-Express Hotels Ltd. and subsidiaries for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

London, England
November 16, 2007